ImmunoCellular Therapeutics, Ltd.
236222 Calabasas Road, Suite 300
Calabasas, CA 91302

April 3, 2017

VIA EDGAR
Suzanne Hayes
Erin Jaskot
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ImmunoCellular Therapeutics, Ltd. Registration Statement on Form S-1 Filed December 28, 2016 File No. 333-215331

Dear Ms. Jaskot:
ImmunoCellular Therapeutics, Ltd. (the “Company”) is submitting this letter and the following information in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 19, 2017 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-215331) (the “Registration Statement”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. This letter is being filed today with Amendment No. 1 to the Registration Statement (the “Amendment”).

Cover Page

1.
Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Accordingly, please confirm that you will revise your disclosure to specify: (i) the number of units to be offered; (ii) the number of shares of common stock per unit; (iii) the number of base warrants per each unit; (iv) the number of pre-funded warrants that may be issued in lieu of common stock included in each unit; and (v) the number of common shares underlying each pre-funded warrant. Please include all other information not covered by Rule 430A in a pre-effective amendment.

Response:
In response to the Staff’s comment, the Company has revised the Registration Statement to include the number of securities offered, including to specify: (i) the number of units to be offered; (ii) the number of shares of preferred stock per unit; (iii) the number of warrants per unit; and (iv) the anticipated number of shares of common stock underlying each warrant.

U.S. Securities and Exchange Commission
April 3, 2017

Fee Table

2.
Your registration fee should be calculated based on the offering price of the units and the exercise price of the warrants, with the fee being allocated to the common stock. Please revise your fee table accordingly. For further guidance, please refer to Securities Act Rules C&DIs 240.05 and 240.06 available on the Commission’s website.

Response:
In response to the Staff’s comment, the Company has revised the fee table to correspond to the offering price of the units and the exercise price of the warrants, with the fee for the warrants allocated to the underlying common stock.

Where You Can Find More Information and Incorporation by Reference, page 65

3.	Please specifically incorporate your definitive proxy statement by reference into the registration statement. For further guidance, please refer to Item 12(a)(2) of Form S-1.

Response:
In response to the Staff’s comment, the Company has revised the Registration Statement to incorporate by reference the items specified by Item 12(a)(2) of Form S-1.

General

4.
Please include the disclosure required by Item 11(l) of Form S-1, including without limitation, the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2016. For further guidance, please refer to Regulation S-K C&DI 117.05 available on the Commission’s website.

Response:
In response to the Staff’s comment, the Company has revised the Registration Statement to include the disclosure required by Item 11(l) of Form S-1, including without limitation, the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2016.

Should you have any additional questions or comments regarding the foregoing, please contact the undersigned at (818) 264-2300.

Sincerely,

/s/ Anthony Gringeri
Anthony Gringeri
President and Chief Executive Officer